UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Fyffe               Robert A.
   4101 Fairway Drive


   Gibsonia, PA  15044
2. Issuer Name and Ticker or Trading Symbol
   Premisys Communication, Inc. (PRMS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP North America Sales
   412-625-98
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $24.902500      06/01/98       A     V   4,015                             (1)          06/01/08
to buy)
Non-Qualified Stock Option     $22.187500      12/19/97       A     V   50,000                            (2)          12/19/07
(right to buy)
Non-Qualified Stock Option     $24.902500      06/01/98       A     V   55,985                            (1)          06/01/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  06/01/98  Common Stock                   4,015                     4,015         D   Direct
to buy)
Non-Qualified Stock Option     12/19/97  Common Stock                   50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option     06/01/98  Common Stock                   55,985                    55,985        D   Direct
(right to buy)

Explanation of Responses:

(1)
The option becomes exercisable as to 2.083% of the aggregate number of shares (60,000) on July 1, 1998 and as to 2.083% of the aggregate number of shares on each succeeding month thereafter.

(2)
The option becomes exercisable as to 2.083% of the aggregate number of shares (50,000) on January 19, 1998 and as to 2.083% of the aggregate number of shares on each succeeding month thereafter.

SIGNATURE OF REPORTING PERSON
/S/ Fyffe               Robert A.
DATE